U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, DC 20549

                       FORM NT 10-K

                NOTIFICATION OF LATE FILING
                       Of Form 10-K
             For the Period Ended  February 28, 1998
_____________________________________________________________
Nothing on this form shall be construed to imply that the Commission has verified any information contained herein.
____________________________________________________________

Part I - Registrant Information

	Unico, Inc.
	PO Box 35
	Farmington, NM 87499
_____________________________________________________________
Part II - Rules 12b-25(b) and (c)

(a) The reasons for late filing as described in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

(c) The accountant's statement required by Rule 12b-25(c) has been attached as Exhibit A to this notice.

Part III - Narrative

	The Registrant had entered into an agreement to acquire the outstanding stock of Starlicon International, Inc. from Starlicon Group, Inc.. However, an audit of Starlicon's financial statements disclosed certain material differences from unaudited financial statements presented to the Registrant as inducement to enter into the agreement. On May 20, 1998 the Registrant notified Starlicon Group, Inc. that, among other things, the material misstatements created a breach of the agreement and that the Registrant was unilaterally rescinding the agreement. Due to the uncertainty created by this recent event and its potential material impact on the Registrants financial statements, the Registrants auditors, Atkinson and Company, are unable to render an opinion on the Registrants financial statements for the year ended February 28, 1998 without further review and evaluation of the present status of the agreement. A copy of the statement from Atkinson and Company explaining their need for additional time is included herein as Exhibit A and is filed as part of this notice.

Part IV  - Other Information

(1) Contact name and telephone number of person to contact in regard to this notification: Rick L. Hurt (505) 326-2668.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
				[X] Yes	[ ] No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes	[X] No

If so: attach an explanation of the anticipated change, both narratively and quantatitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unico, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 28, 1998                          By  Rick L. Hurt
                                           Secretary/Treasurer

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                             EXHIBIT A

                         ATKINSON & CO. LTD.
               Certified Public Accountants ? Consultants





Exhibit to Form 12b-25


May 27, 1998


Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

Pursuant to Regulation 240.12b-25, we hereby notify you that we are unable to render an opinion on the Form 10-K for Unico, Inc. (the Registrant) on the required filing date of May 29, 1998. This is the result of not having sufficient information available with respect to the recent merger attempt between the Registrant and Starlicon International, Inc. The Registrant entered into and closed a definitive agreement with Starlicon International, Inc. on February 20, 1998 to cause a merger between the two entities. The Registrant subsequently issued a letter of rescission indicating that Starlicon, International, Inc. had not met all of the required provisions of the definitive agreement. As of May 27, 1998, we do not have sufficient information with respect to this merger to determine the impact that it will either have or not have on the Registrant's financial statements for the year ended February 28, 1998. There is uncertainty on both the Registrant's part and Starlicon International's part as to whether a valid merger has been executed. As a result, this makes it very difficult for us to know exactly what the financial position and results of operations are for the Registrant as of February 28, 1998. Upon final notification as to the validity of the merger, the required opinion on the Registrant will be rendered.

                                                   Atkinson & Co. Ltd.